UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number  1-4996

A.           Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLTEL Corporation 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

ALLTEL Corporation
One Allied Drive

Little Rock, Arkansas  72202

ALLTEL CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2003 and 2002

WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

ALLTEL CORPORATION 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2003 and 2002

Reports of Independent Registered Public Accounting Firms	e

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003

Notes to Financial Statements and Supplemental Schedule

Supplemental Schedule:

Schedule I: Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003

Report of Independent Registered Public Accounting Firm

To Participants and the Pension

Investment Trust Committee

ALLTEL Corporation 401(k) Plan

Little Rock, Arkansas

We have audited the accompanying statement of net assets available for benefits of the ALLTEL Corporation 401(k) Plan (the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2002 were audited by other auditors whose report dated June 24, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moore Stephens Frost
Certified Public Accountants

Little Rock, Arkansas

June 24, 2004

Report of Independent Registered Public Accounting Firm

To the Administrator of the

ALLTEL Corporation 401(k) Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of ALLTEL Corporation 401(k) Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.  The financial statements of the Plan as of December 31, 2001, and for the year then ended were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated April 24, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 24, 2003

ALLTEL CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2003	2002
ASSETS:
Investments, at fair value (Schedule I and Note 2):
ALLTEL Corporation common stock	$73,529,977	$95,138,256
Common collective trust funds	115,557,824	125,437,108
Mutual investment funds	217,357,051	186,871,409
Money market funds	65,222,960	70,064,603
Participant loans	11,303,626	14,927,091
Total investments	482,971,438	492,438,467
Receivables:
Employer's contribution	7,159,331	15,815,987
Accrued interest and dividends	593,233	654,472
Due from broker	470,164	579,529
Total receivables	8,222,728	17,049,988
Total assets	491,194,166	509,488,455
LIABILITIES:
Due to broker	—	194,180
NET ASSETS AVAILABLE FOR BENEFITS	$491,194,166	$509,294,275

The accompanying notes are an integral part of these statements.

ALLTEL CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2003

ADDITIONS:
Investment income:
Dividend income	$5,797,737
Interest income	1,490,904
Net appreciation in fair value of investments (Note 2)	56,272,632
Total investment income	63,561,273
Contributions:
Employer	7,500,809
Employee	40,080,036
Employee rollovers	1,349,837
Total contributions	48,930,682
Total	112,491,955
DEDUCTIONS:
Benefit payments and withdrawals	130,592,064
Total deductions	130,592,064
Net decrease	(18,100,109)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	509,294,275
End of year	$491,194,166

The accompanying notes are an integral part of this statement.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003 AND 2002

1.                                      PLAN DESCRIPTION

The following is a brief description of the ALLTEL Corporation 401(k) Plan (the "Plan"), and the administration thereof and is provided for general information purposes only.  The Plan document was amended and restated effective January 1, 2001.  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of ALLTEL Corporation and its subsidiaries ("ALLTEL" or the "Company").  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  Effective January 1, 2002, the Plan complied with the provisions of the Economic Growth and Tax Relief Reconciliation Act.

Administration

The Plan is administered by ALLTEL (the "Administrator").  The trustee of the Plan is JPMorgan Chase Bank ("JPMorgan" or the "Trustee").  Howard Johnson & Company, a subsidiary of Merrill Lynch & Company, Inc., is the record keeper for the Plan.  (See Note 10 for discussion of a change in the Plan's trustee effective June 1, 2004.)

Participation

Employees are eligible to participate in the wage deferral portion of the Plan immediately upon employment with a participating employer.  Employees are eligible for the qualified non-elective employer contribution upon completion of one year of service.  Any employee who is (1) excluded by a collective bargaining agreement, subject to certain limitations, (2) leased by the Company or (3) is a nonresident aliens with no U.S. income is not eligible to participate in the Plan.  Collective bargaining employees are generally excluded from receiving the qualified non-elective employer contribution.

Plan Contributions

Each year, participants may contribute up to 25 percent of their pretax annual compensation to the Plan, as defined in the Plan document.  Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the "IRS"), which was $12,000 in 2003.  Employees considered "highly compensated", as defined in the Internal Revenue Code (the "Code") and the Plan document, are currently limited to contributing up to 8 percent of their pretax annual compensation.  Following the end of the Plan year, the Company will contribute in cash one percent of eligible Plan compensation to the account of every eligible participant.  A participant will receive this qualified non-elective employer contribution regardless of whether the participant has elected to defer any of his/her own compensation to the Plan.  To qualify for the qualified non-elective employer contribution, a participant must: (1) have worked at least 1,000 hours during the year for which the contribution is being made; (2) have completed one year of service (defined as twelve consecutive months during which at least 1,000 hours are worked); (3) be a non-collectively bargained employee and (4) be employed by the Company on the last business day of the year.  The qualified non-elective employer contribution will also be made to the account of an eligible participant who dies, becomes disabled or qualifies for normal or early retirement during the Plan year.

Effective for Plan years beginning on and after January 1, 2002, eligible participants who have attained fifty (50) years of age prior to the end of the applicable Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the IRC.  Such catch-up contributions are not eligible for additional matching employer contributions.

In addition to the one percent non-elective employer contribution, certain employees in the State of Kentucky covered by collective bargaining agreements receive a matching employer contribution.  The amount of the matching contribution ranges from 66 to 82 percent of the first 6 percent of eligible Plan compensation that a participant contributed to the Plan.  Participant contributions in excess of the 6 percent limit receive no additional employer matching contribution.  Employer matching contributions are funded bi-weekly in cash to the Plan by the Administrator.

The employer contributions are invested according to a participant's investment election.  If no investment election has been made, the participant's portion of the qualified non-elective employer contribution is invested in a short-term money market fund.

The Plan as amended and restated allows for any eligible employee who was a participant in a plan qualified under Section 401 of the Code and who receives a cash distribution from such plan to make a rollover contribution to the Plan.  Such rollover contributions are permitted provided the employee is entitled under Section 402 (c)(1) or Section 408 (d)(3)(A) of the Code to rollover a distribution to another qualified retirement plan.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer non-elective and matching contributions, if applicable, as well as the participant's share of the Plan's earnings and any related administrative expenses.  Participant accounts are valued daily (NYSE trading days) based on the number of shares held and closing prices or net asset values as applicable.  The Plan's earnings and administrative expenses, if applicable, are allocated to participants' accounts quarterly and are based upon participant account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting and Benefits

Participants are immediately fully vested in their employee contributions, non-elective and matching employer contributions and the accumulated earnings thereon.  Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $5,000.  The Plan's obligation for the undistributed net assets of former employees, including employees of ALLTEL's former information services subsidiary, ALLTEL Information Services, Inc. ("AIS"), approximated $262,119,000 and $309,456,000 as of December 31, 2003 and 2002, respectively.  As further discussed in Note 4, on April 1, 2003, ALLTEL sold the financial services operations of AIS.  As of December 31, 2003 and 2002, the Plan had 22,167 and 24,364 participants with account balances, respectively.

Benefit Payments

Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire at age 65 or later, if they become permanently disabled, upon death or upon separation from service with the Company.  The Plan permits early retirement between ages 55 and 65 provided that required service levels have been met.  If a participant's account balance exceeds $5,000, participants may elect to receive the distributions in a lump-sum payment.  If a participant's account balance is equal to or less than $5,000, the account will be distributed in a lump-sum payment.  Additionally, participants may withdraw funds from their Plan account, with the approval of the Administrator, for "hardship" reasons as defined by the IRS.

Plan Termination

While it has not expressed any intention to do so, the Administrator has the right to terminate the Plan.  In the event that the Plan is terminated, each participant shall be entitled to receive the entire amount of his/her account balance in cash or in assets of the Plan as the Trustee shall determine.  Participants in the Plan are entitled to certain rights and protection under ERISA.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.  The financial statements and supplementary schedule have been prepared to satisfy the reporting and disclosure requirements of ERISA.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements.  The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator's evaluation of the relevant facts and circumstances as of the dates of the financial statements.  Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investments

During 2003, participants directed their contributions among the following investment options and were allowed to change their investment elections daily subject to certain restrictions imposed by the funds and the Plan.  Among the Plan's investment options are investment funds managed by Barclays Global Investors, N.A. ("BGI"), Fidelity Investments ("Fidelity"), T. Rowe Price Investments ("T. Rowe Price"), AIM Equity Funds, Inc. ("AIM"), Harris Associates, L.P. ("Harris") and Vanguard Investments ("Vanguard").  Set forth below is a brief description of each investment option available to plan participants during 2003.

A brief description of the nine investment funds managed by BGI is as follows:

Daily EAFE Equity Index Fund - This fund sought long-term capital appreciation through investment in substantially the same common stocks that comprise the Morgan Stanley Capital International Europe, Australia and Far East "Free" Index (the "EAFE Index"), an index designed to measure the aggregate performance of the stock markets of Europe, Australia, New Zealand and the Far East.  During March 2003, this fund was closed and participant balances were reallocated among the other investment options.

Daily Equity Index Fund - This fund seeks long-term capital appreciation through investment in substantially the same common stocks that comprise the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), an index designed to measure the aggregate performance of the U.S. market for stocks with large capitalization.

U.S. Debt Index Fund - This fund seeks long-term capital appreciation through investment in obligations issued or guaranteed by the U.S. Government or its agencies, including mortgage-backed securities and investment grade obligations issued by domestic and certain foreign corporations with a remaining maturity exceeding one year.  This fund attempts to duplicate the total return of the Lehman Brothers Aggregate Bond Index, an index designed to measure the aggregate performance of the U.S. market for investment-grade debt securities.

Money Market Fund - This fund seeks maximum current income while preserving capital through investment in money market instruments including U.S. Government and agency obligations, bank obligations including certificates of deposit, bankers' acceptances and time deposits, and short-term commercial debt instruments such as commercial paper, unsecured loan participations or variable rate demand notes and repurchase agreements.

LifePath Funds - These funds consist of the LifePath Income Fund, LifePath 2010 Fund, LifePath 2020 Fund, LifePath 2030 Fund and the LifePath 2040 Fund.  Each fund contains a target investment date and seeks to provide a balance of short-term stability and long-term appreciation most appropriate for its target investment date.  Each fund invests in various classes of domestic and foreign equity and debt securities and money market instruments.  Generally, the funds with longer time horizons invest more heavily in equity securities, while funds with shorter time horizons invest in debt securities and money market instruments.  When the LifePath Fund reaches its target investment date, it merges with the LifePath Income Fund.

Following is a brief description of the three investment funds managed by Fidelity:

Equity Growth Fund - This fund seeks growth by investing primarily in stocks having potential for long-term capital appreciation.

Equity-Income Fund - This fund seeks reasonable income by investing in income-producing equity securities.  The fund invests in common and preferred stocks and debt securities whose yields exceed the composite yield of the S&P 500 Index, have rising or above-average dividends or have potential for future dividend growth.

Magellan Fund - This fund seeks long-term capital appreciation through investment in common stocks and convertible securities of domestic, foreign and multinational companies.

A brief description of the two investment funds managed by T. Rowe Price is as follows:

International Stock Fund - This fund seeks long-term capital appreciation through investment in stocks of companies operating outside of the United States.

Small Cap Fund - This fund seeks long-term capital appreciation through investment in a diversified group of stocks of small size companies that offer growth and value potential.

A brief description of the other investment options available to plan participants is as follows:

ALLTEL Corporation Common Stock Fund - Contributions to this fund are primarily used to purchase shares of ALLTEL common stock in the open market.  This fund also holds a portion of its invested funds in a short-term money market fund or other such liquid investments as determined by the Trustee.

AIM Constellation Fund - This fund seeks capital appreciation by investing in small to medium size emerging growth companies.

Harris/Oakmark International Fund - This fund seeks long-term capital appreciation by investing in common stocks of non-U.S. companies in mature and emerging industries.  This fund was added in March 2003.

Vanguard Explorer Fund - This fund seeks long-term capital appreciation through investment in a diversified group of small company stocks that offer above-average growth potential.

Any excess cash in the above investment funds is automatically invested daily by the Trustee into the JPMorgan Chase Cash Investment Money Market Fund, a short-term investment fund.  Assets of this money market fund consist mainly of corporate demand notes, commercial paper and short-term U.S. Government securities.  The carrying value approximates fair value due to the short-term maturity of these investments.

Investments are stated at their fair value.  Shares of ALLTEL Corporation common stock are valued at their quoted market price on the last business day of the year.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on the quoted market price.  The common collective trust funds are valued based on the fair value of the underlying assets held by the funds as determined by the fund manager on the last day of the Plan year.  Participant loans are valued at the unpaid principle balance, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

ALLTEL Corporation common stock	$(8,145,780)
Common collective trust funds	18,279,162
Mutual investment funds	46,139,250
Net appreciation in fair value	$56,272,632

The following investments represented 5 percent or more of the Plan's net assets as of December 31:

	2003	2002
ALLTEL Corporation common stock	$73,529,977	$95,138,256

Fidelity Magellan Fund	96,015,953	94,701,576

Fidelity Equity-Income Fund	66,081,286	59,157,583

BGI Money Market Fund	64,290,151	68,728,460

BGI Daily Equity Index Fund	35,028,547	32,859,213

BGI U.S. Debt Index Fund	32,381,904	39,832,844

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Plan Expenses

As outlined in the Plan document, expenses related to the Plan's operations are paid from the Plan's assets unless ALLTEL elects to pay these expenses.  ALLTEL paid substantially all of the administrative expenses related to the Plan in 2003.

Reclassifications

Certain reclassifications have been made to the 2002 amounts in order to conform to the 2003 financial statement presentation.

3.                                      EMPLOYER CONTRIBUTIONS RECEIVABLE

Contributions in the amount of $7,159,331 due to the Plan from the Company had not been funded or allocated among the Plan's funds as of December 31, 2003.  The employer contributions receivable were funded in cash by the Company and allocated among the Plan's investment funds, according to participant elections, during April 2004.

4.                                      SALE OF FINANCIAL SERVICES BUSINESS

On April 1, 2003, ALLTEL completed the sale of the financial services division of its information services subsidiary, AIS, to Fidelity National Financial Inc. ("Fidelity National") for $1.05 billion received as $775.0 million in cash and $275.0 million in Fidelity National common stock.  Approximately 5,500 employees of the Company and participants of the Plan transitioned to Fidelity National as part of the transaction.  The Plan's obligation for the undistributed net assets of AIS employees approximated $148,592,000 and $210,236,000 as of December 31, 2003 and 2002, respectively.

5.                                      PARTICIPANT LOANS

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code.  Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence.  Principal and interest is paid ratably through payroll deductions over the term of the loan.  If a participant's employment terminates with an outstanding loan, the entire loan must be repaid in full within the time prescribed by the IRS.  If the loan is not repaid on time, the unpaid portion will be considered taxable income to the individual.  Loans are secured by the balance in the participant's account and bear interest at rates determined by the Administrator upon execution of the loan.  Interest rates on the loans outstanding at December 31, 2003 ranged from 2.75 percent to 9.75 percent.

6.                                      PLAN AMENDMENTS

During 2003, the Plan was amended to provide that former employees of AIS who transferred employment to Fidelity National ceased participation in the Plan as of April 1, 2003, and accordingly, were entitled to receive distribution of their account balances upon the closing of the sale transaction (see Note 4).  Former AIS employees with outstanding participant loans were not eligible for the small balance cash out provisions of the Plan until the loan was paid in full or defaulted and were allowed to repay their outstanding loans either in their entirety or through continued monthly loan repayments remitted to the Plan.  The Plan was also amended to provide for eligibility and service crediting under the Plan to former employees of Cellular XL Associates and Western Wireless Corporation who became participants of the Plan during 2003.  The Plan was further amended in 2003 to eliminate the employer matching contribution for certain unionized employees in the State of Kentucky effective on either January 1, 2004 or 2005, in accordance with terms of new collective bargaining agreements ratified on October 3, 2003 and February 6, 2004, respectively.

During 2002, the Plan was amended to provide for matching employer contributions for certain employees covered by collective bargaining agreements in the State of Kentucky who transferred employment to ALLTEL during 2002 and became participants in the Plan.  During 2002, the Plan was further amended to provide for catch-up contributions for eligible participants who have attained fifty (50) years of age prior to the end of the applicable Plan year.  The catch-up contributions are subject to the limitations of Section 414(v) of the Code and are not eligible for determining non-elective or matching employer contributions.  The Plan was also amended to provide for eligibility and service crediting under the Plan to former employees of Euronet USA, Inc., EFT Network Services, LLC, Accenture LLP, Accucomm Telecommunications Inc., CenturyTel, Inc., Verizon South Inc. and Harris Trust and Savings Bank who became participants of the Plan during 2002.

7.                                      TAX STATUS

The Plan has received a favorable determination letter from the IRS dated November 7, 2003, which states that the Plan, as restated January 1, 2001, is "qualified" for the purposes of Section 401(a) of the Code.  The Plan has been amended since receiving the determination letter.  The Administrator believes that the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date.  Employer contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made.

8.                                      PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JPMorgan.  Since JPMorgan is the Plan trustee, these transactions qualify as party-in-interest transactions.  The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code.  The Plan also invests in ALLTEL's common stock.  These transactions also qualify as party-in-interest transactions.

9.                                      RECONCILIATION TO FORM 5500

As of December 31, 2003 and 2002, the Plan had pending distributions to participants who elected to withdraw from the Plan of $2,906,945 and $1,037,334, respectively.  These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following table reconciles the financial statements to the Plan's Form 5500 as filed by the Company as of December 31, 2003 and 2002 and for the year ended December 31, 2003:

	Benefits Payable	Distributions to Participants	Net Assets Available for Benefits
			2003	2002

Per financial statements	$—	$130,592,064	$491,194,166	$509,294,275
Accrued benefits payable	2,906,945	2,906,945	(2,906,945)	(1,037,334)
Reversal of prior year benefit payments accrual	—	(1,037,334)	—	—
Per Form 5500	$2,906,945	$132,461,675	$488,287,221	$508,256,941

10.                               SUBSEQUENT EVENTS

Pursuant to the terms of a trust agreement entered into as of June 1, 2004, Merrill Lynch Trust Company, FSB became trustee of the Plan.  Effective June 1, 2004, the Radiofone Services, L.L.C. 401(k)/Profit Sharing Plan (the "Radiofone Plan") and the Cellular One/F.E.A. 401(k) Plan (the "F.E.A. Plan") were merged with and into the Plan.  As a result of these mergers, assets from the Radiofone and F.E.A. Plans in the amount of $2,115,232  were transferred to the Plan as of the effective date.  Effective as of the merger date, the general provisions of the Plan will govern with respect to the interests of the participants of the merged plans, to the extent not inconsistent with any provision of the merged plans that may not be eliminated under Section 411(d)(6) of the Code.

Schedule I
ALLTEL CORPORATION 401(k) PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan No. 009, EIN 34-0868285

As of December 31, 2003

(a)	(b) Identity of issue, borrower, lessor similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
	Barclays Global Investors, N.A.	Daily Equity Index Fund		$35,028,547
	Barclays Global Investors, N.A.	U.S. Debt Index Fund		32,381,904
	Barclays Global Investors, N.A.	LifePath Income Fund		4,095,912
	Barclays Global Investors, N.A.	LifePath 2010 Fund		7,482,317
	Barclays Global Investors, N.A.	LifePath 2020 Fund		17,299,484
	Barclays Global Investors, N.A.	LifePath 2030 Fund		10,166,226
	Barclays Global Investors, N.A.	LifePath 2040 Fund		9,103,434
	Total Common Collective Trust Funds			115,557,824

	Fidelity Investments	Equity-Growth Fund		10,942,042
	Fidelity Investments	Equity-Income Fund		66,081,286
	Fidelity Investments	Magellan Fund		96,015,953
	T. Rowe Price Investments	International Stock Fund		4,375,916
	T. Rowe Price Investments	Small Cap Fund		18,172,407
	AIM Equity Funds, Inc.	Constellation Fund		5,728,593
	Harris Associates, L.P.	Harris/Oakmark International Fund		4,188,420
	Vanguard Investments	Explorer Fund		11,852,434
	Total Mutual Funds			217,357,051

	Barclays Global Investors, N.A.	Money Market Fund		64,290,151
*	JP Morgan Chase Bank	Cash Investment Money Market Fund		932,809
	Total Money Market Funds			65,222,960

*	ALLTEL Corporation	Common stock, $1 par value		73,529,977
*	Participants	Loans with interest rates ranging from 2.75 percent to 9.75 percent		11,303,626
	Total Investments			$482,971,438

*  Indicates a party-in-interest.

(1) Not required as investments are participant-directed.

The accompanying notes are an integral part of this schedule.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the ALLTEL Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLTEL Corporation 401(k) Plan

By: /s/ Jeffery R. Gardner
Jeffery R. Gardner
Executive Vice President – Chief Financial Officer
ALLTEL Corporation
June 25, 2004

ALLTEL Corporation 401(k) Plan

Form 11-K

Index of Exhibits

Exhibit No.	Description of Exhibits

(23)(a)	Consent of Moore Stephens Frost.	(a)

(23)(b)	Consent of PricewaterhouseCoopers LLP.	(a)

(a) Filed herewith.